UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section
12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
Reports Under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-96119

WRC Media Inc.

(Exact name of registrant as specified in its charter)

512 Seventh Avenue, 22nd Floor, New York, NY 10018, (212) 768-1150

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12 3/4 % Senior Subordinated Notes Due 2009 and 15% Senior Preferred Stock Due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice date:
Eighteen (18) holders of 12 3/4 % Senior Subordinated Notes Due 2009; Twenty-three (23) holders of 15% Senior Preferred Stock Due 2011

     Pursuant to the requirements of the Securities Exchange Act of 1934, WRC Media Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WRC Media Inc.

Dated: July 27, 2005	By:	/s/ Robert S. Yinging
Robert S. Yinging
Chief Financial Officer